Exhibit 12.1

DAWSON GEOPHYSICAL COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Three Months Ended December 31,	Fiscal Years Ended September 30,
	2011	2011	2010	2009	2008	2007

Pretax income from continuing operations	$3,095	$(2,807)	$(13,990)	$17,715	$56,407	$44,458

Fixed charges and amortization of capitalized interest	150	167	—	—	482	145

Capitalized interest	—	—	—	—	—	—

Earnings	$3,245	$(2,640)	$(13,990)	$17,715	$56,889	$44,603

Interest expensed and capitalized	$150	167	—	—	482	145

Amortized premiums	—	—	—	—	—	—

Portion of rent representative of interest	—	—	—	—	—	—

Total fixed charges:	$150	167	—	—	482	145

Ratio of earnings to fixed charges:	21.63x	(A )	N/A	N/A	118.03x	307.61x

(A)	For the year ended September 30, 2011, earnings were less than fixed charges. The amount of the coverage deficiency, or the amount of fixed charges in excess of earnings, was approximately $2,807,000.